

Mail Stop 3561

February 7, 2017

Lorie L. Tekorius
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

> **Re:** **The Greenbrier Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Form 8-K furnished January 6, 2017**
> **File No. 001-13416**

Dear Ms. Tekorius:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2016

Financial Statements

Note to Consolidated Financial Statements

Note 8. Goodwill, page 64

1. We note that your goodwill balance of $43 million relates solely to your Wheels and Parts segments. We further note from note 19 that both the revenues and earnings from the Wheels and Parts segment has declined in each of the last two fiscal years. Additionally, in your 4th Quarter 2016 earnings call you indicated that you continue to see headwinds in this business segment due to ongoing decreases in railcar traffic. In this regard, please tell us whether you were at risk of failing step one of the impairment test at August 31, 2016. If so, please consider disclosing the percentage by which fair value exceeded its carrying value as of the most recent test within MD&A.

<u>Form 8-K furnished on January 6, 2017</u>

2. We note your disclosure in your earnings release furnished on Form 8-K, that Adjusted EBITDA is a performance measurement tool commonly used by rail supply companies and Greenbrier. Please revise to disclose the specific reasons why you believe that the presentation of Adjusted EBITDA provides useful information to investors regarding your financial condition and results of operations. Please see guidance in Rule 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure